QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2014

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013

Revenues and Other Income

Operating revenues, net of royalties (note 3)	10 446	9 648	20 788	19 491

Other income (note 4)	203	66	338	239

	10 649	9 714	21 126	19 730

Expenses

Purchases of crude oil and products	4 649	4 439	8 350	8 498

Operating, selling and general	2 543	2 335	5 057	4 606

Transportation	201	208	428	368

Depreciation, depletion, amortization and impairment (note 5)	2 690	1 029	3 830	2 028

Exploration	131	79	257	209

Loss (gain) on disposal of assets	4	(1)	4	(1)

Project start-up costs	1	9	1	10

Voyageur upgrader project charges (note 12)	—	—	—	176

Financing (income) expenses (note 8)	(158)	445	313	774

	10 061	8 543	18 240	16 668

Earnings before Income Taxes	588	1 171	2 886	3 062

Income Taxes

Current	649	352	1 460	892

Deferred	(272)	139	(270)	396

	377	491	1 190	1 288

Net Earnings	211	680	1 696	1 774

Other Comprehensive (Loss) Income

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	(161)	172	31	191

Items that will not be reclassified to earnings

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes	4	329	(56)	386

Other Comprehensive (Loss) Income	(157)	501	(25)	577

Total Comprehensive Income	54	1 181	1 671	2 351

Per Common Share (dollars) (note 10)

Net earnings – basic	0.14	0.45	1.15	1.17

Net earnings – diluted	0.14	0.45	1.15	1.17

Cash dividends	0.23	0.20	0.46	0.33

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    43

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	June 30 2014	Dec 31 2013

Assets

Current assets

Cash and cash equivalents	4 932	5 202

Accounts receivable	5 629	5 254

Inventories	4 661	3 944

Income taxes receivable	673	294

Total current assets	15 895	14 694

Property, plant and equipment, net	57 758	57 270

Exploration and evaluation	2 190	2 772

Other assets	473	422

Goodwill and other intangible assets	3 086	3 092

Deferred income taxes	50	65

Total assets	79 452	78 315

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	800	798

Current portion of long-term debt	460	457

Accounts payable and accrued liabilities	7 329	7 090

Current portion of provisions	756	998

Income taxes payable	1 395	1 263

Total current liabilities	10 740	10 606

Long-term debt	10 214	10 203

Other long-term liabilities	1 599	1 464

Provisions	4 484	4 078

Deferred income taxes	10 529	10 784

Shareholders' equity	41 886	41 180

Total liabilities and shareholders' equity	79 452	78 315

See accompanying notes to the interim consolidated financial statements.

44   SUNCOR ENERGY INC. 2014 SECOND QUARTER

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013

Operating Activities

Net earnings	211	680	1 696	1 774

Adjustments for:

Depreciation, depletion, amortization and impairment	2 690	1 029	3 830	2 028

Deferred income taxes	(272)	139	(270)	396

Accretion	51	50	102	98

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(326)	290	31	458

Change in fair value of derivative contracts	(69)	28	(58)	88

Loss (gain) on disposal of assets	4	(1)	4	(1)

Share-based compensation	209	55	155	(62)

Exploration	58	14	80	51

Settlement of decommissioning and restoration liabilities	(88)	(71)	(198)	(258)

Other	(62)	37	(86)	(38)

(Increase) decrease in non-cash working capital	(123)	420	(1 270)	710

Cash flow provided by operating activities	2 283	2 670	4 016	5 244

Investing Activities

Capital and exploration expenditures	(1 763)	(1 980)	(3 253)	(3 465)

Acquisitions (note 12)	—	—	—	(515)

Proceeds from disposal of assets	14	2	30	6

Other investments	(26)	(2)	(35)	(6)

Decrease (increase) in non-cash working capital	85	(170)	100	(172)

Cash flow used in investing activities	(1 690)	(2 150)	(3 158)	(4 152)

Financing Activities

Net change in short-term debt	(1)	(176)	(1)	14

Net change in long-term debt	(5)	153	(10)	149

Issuance of common shares under share option plans	150	3	203	44

Purchase of common shares for cancellation (note 7)	(271)	(294)	(655)	(699)

Dividends paid on common shares	(338)	(302)	(676)	(499)

Cash flow used in financing activities	(465)	(616)	(1 139)	(991)

Increase (decrease) in Cash and Cash Equivalents	128	(96)	(281)	101

Effect of foreign exchange on cash and cash equivalents	(42)	35	11	44

Cash and cash equivalents at beginning of period	4 846	4 591	5 202	4 385

Cash and Cash Equivalents at End of Period	4 932	4 530	4 932	4 530

Supplementary Cash Flow Information

Interest paid	295	278	367	351

Income taxes paid	543	127	1 668	684

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    45

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedges	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2012	19 945	579	(223)	13	18 901	39 215	1 523 057

Net earnings	—	—	—	—	1 774	1 774	—

Foreign currency translation adjustment	—	—	191	—	—	191	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $133	—	—	—	—	386	386	—

Total comprehensive income	—	—	191	—	2 160	2 351	—

Issued under share option plans	80	(32)	—	—	—	48	2 333

Issued under dividend reinvestment plan	12	—	—	—	(12)	—	—

Purchase of common shares for cancellation	(295)	—	—	—	(404)	(699)	(22 506)

Change in liability for share purchase commitment	(88)	—	—	—	(116)	(204)	—

Share-based compensation	—	31	—	—	—	31	—

Dividends paid on common shares	—	—	—	—	(499)	(499)	—

At June 30, 2013	19 654	578	(32)	13	20 030	40 243	1 502 884

At December 31, 2013	19 395	598	102	13	21 072	41 180	1 478 315

Net earnings	—	—	—	—	1 696	1 696	—

Foreign currency translation adjustment	—	—	31	—	—	31	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $18	—	—	—	—	(56)	(56)	—

Total comprehensive income	—	—	31	—	1 640	1 671	—

Issued under share option plans	264	(21)	—	—	—	243	6 473

Issued under dividend reinvestment plan	13	—	—	—	(13)	—	—

Purchase of common shares for cancellation (note 7)	(222)	—	—	—	(433)	(655)	(16 919)

Change in liability for share purchase commitment	47	—	—	—	49	96	—

Share-based compensation	—	27	—	—	—	27	—

Dividends paid on common shares	—	—	—	—	(676)	(676)	—

At June 30, 2014	19 497	604	133	13	21 639	41 886	1 467 869

See accompanying notes to the interim consolidated financial statements.

46   SUNCOR ENERGY INC. 2014 SECOND QUARTER

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2013.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at July 30, 2014, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2013, except for the retrospective adoption of the following interpretation effective January 1, 2014:

International Financial Reporting Interpretation Committee 21 Levies clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, and that a liability should not be recognized before the specified minimum threshold to trigger that liability is reached. The adoption of this interpretation did not have an impact to the company's condensed interim consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2013.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    47

 3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Revenues and Other Income

Gross revenues	2 861	1 971	1 183	1 682	6 772	6 395	23	28	10 839	10 076

Intersegment revenues	1 017	734	60	—	36	54	(1 113)	(788)	—	—

Less: Royalties	(252)	(93)	(141)	(335)	—	—	—	—	(393)	(428)

Operating revenues, net of royalties	3 626	2 612	1 102	1 347	6 808	6 449	(1 090)	(760)	10 446	9 648

Other income (expenses)	(5)	6	178	7	4	4	26	49	203	66

	3 621	2 618	1 280	1 354	6 812	6 453	(1 064)	(711)	10 649	9 714

Expenses

Purchases of crude oil and products	106	54	132	123	5 526	5 099	(1 115)	(837)	4 649	4 439

Operating, selling and general	1 514	1 455	139	196	618	560	272	124	2 543	2 335

Transportation	122	105	22	39	68	75	(11)	(11)	201	208

Depreciation, depletion, amortization and impairment	1 934	562	559	311	169	125	28	31	2 690	1 029

Exploration	5	15	126	64	—	—	—	—	131	79

Loss (gain) on disposal of assets	5	—	—	—	(1)	(1)	—	—	4	(1)

Project start-up costs	1	9	—	—	—	—	—	—	1	9

Voyageur upgrader project charges	—	—	—	—	—	—	—	—	—	—

Financing (income) expenses	33	34	8	27	4	(1)	(203)	385	(158)	445

	3 720	2 234	986	760	6 384	5 857	(1 029)	(308)	10 061	8 543

Earnings (Loss) before Income Taxes	(99)	384	294	594	428	596	(35)	(403)	588	1 171

Income Taxes

Current	281	—	379	262	121	80	(132)	10	649	352

Deferred	(304)	90	(48)	31	1	84	79	(66)	(272)	139

	(23)	90	331	293	122	164	(53)	(56)	377	491

Net Earnings (Loss)	(76)	294	(37)	301	306	432	18	(347)	211	680

Capital and Exploration Expenditures	986	1 487	461	315	246	165	70	13	1 763	1 980

48   SUNCOR ENERGY INC. 2014 SECOND QUARTER

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Revenues and Other Income

Gross revenues	5 561	4 093	2 412	3 338	13 514	12 916	49	59	21 536	20 406

Intersegment revenues	2 207	1 655	272	116	54	114	(2 533)	(1 885)	—	—

Less: Royalties	(444)	(266)	(304)	(649)	—	—	—	—	(748)	(915)

Operating revenues, net of royalties	7 324	5 482	2 380	2 805	13 568	13 030	(2 484)	(1 826)	20 788	19 491

Other income	4	6	180	40	11	16	143	177	338	239

	7 328	5 488	2 560	2 845	13 579	13 046	(2 341)	(1 649)	21 126	19 730

Expenses

Purchases of crude oil and products	160	174	284	251	10 349	9 895	(2 443)	(1 822)	8 350	8 498

Operating, selling and general	3 043	2 852	292	357	1 257	1 103	465	294	5 057	4 606

Transportation	262	190	48	68	139	132	(21)	(22)	428	368

Depreciation, depletion, amortization and impairment	2 603	1 107	858	615	321	245	48	61	3 830	2 028

Exploration	80	89	177	120	—	—	—	—	257	209

Loss (gain) on disposal of assets	5	—	—	—	(1)	(1)	—	—	4	(1)

Project start-up costs	1	10	—	—	—	—	—	—	1	10

Voyageur upgrader project charges	—	176	—	—	—	—	—	—	—	176

Financing expenses	61	66	17	34	6	—	229	674	313	774

	6 215	4 664	1 676	1 445	12 071	11 374	(1 722)	(815)	18 240	16 668

Earnings (Loss) before Income Taxes	1 113	824	884	1 400	1 508	1 672	(619)	(834)	2 886	3 062

Income Taxes

Current	579	1	707	682	406	184	(232)	25	1 460	892

Deferred	(289)	203	(80)	63	9	274	90	(144)	(270)	396

	290	204	627	745	415	458	(142)	(119)	1 190	1 288

Net Earnings (Loss)	823	620	257	655	1 093	1 214	(477)	(715)	1 696	1 774

Capital and Exploration Expenditures	1 897	2 523	905	675	351	243	100	24	3 253	3 465

SUNCOR ENERGY INC. 2014 SECOND QUARTER    49

 4. OTHER INCOME

Other income consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013

Energy trading activities

Change in fair value of contracts	(6)	86	106	117

Gains (losses) on inventory valuation	6	(52)	11	35

Risk management activities	(8)	(2)	(14)	(3)

Reserves redetermination(1)	145	—	145	—

Investment and interest income	35	15	62	40

Renewable energy grants	11	17	17	24

Change in value of pipeline commitments and other	20	2	11	26

	203	66	338	239

(1)
Other income of $145 million ($32 million after-tax) is for the reserves redetermination of 1.2 million barrels of oil receivable related to an interest in a Norwegian asset that Suncor previously owned.

5. ASSET IMPAIRMENT

Oil Sands

Joslyn Mining Project

During the second quarter of 2014, the company recognized an after-tax impairment charge of $718 million related to the company's interest in the project, charged against Property, Plant and Equipment ($318 million) and Exploration and Evaluation assets ($400 million).

Total E&P Canada Ltd. (Total E&P), the operator of the Joslyn mining project, together with the company and the other co-owners of the project, agreed to scale back certain development activities in order to focus on engineering studies to further optimize the project development plan. As a result of the company's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, the company performed an impairment test using a fair value less cost of disposal methodology, with a discounted cash flow approach, based on the latest estimate of lease-wide contingent resources and a risk-adjusted discount rate of 9% (Level 3 fair value inputs). Relevant market transactions were also considered. The calculation of the recoverable amount is sensitive to the likelihood and timing of expected first oil, discount rate and capital construction costs.

Other

Following a review of repurpose options for assets that have been constructed for projects that have since been cancelled or deferred, the company recognized an after-tax impairment charge of $223 million during the second quarter of 2014 for certain Oil Sands assets, including a pipeline and related compressor, as well as steam generator components, as management does not anticipate using these assets in the manner initially intended.

Exploration and Production

Libya

During the second quarter of 2014, the company recognized an after-tax impairment charge of $297 million related to its Libyan assets, charged against Property, Plant and Equipment ($129 million) and Exploration and Evaluation assets ($168 million).

As a result of shut-in production due to the continued closure of certain Libyan export terminals and the company's production plans for the remaining term of the Exploration and Production Sharing Agreements, the company performed an impairment test on its Libyan assets using a fair value less cost of disposal methodology. An expected cash flow approach was used based on 2013 year-end reserves data updated for current price forecasts and the current production

50   SUNCOR ENERGY INC. 2014 SECOND QUARTER

plans, with three scenarios representing i) resumption of operations in six months, ii) resumption of operations in 18 months, and iii) suspension of all activity at the end of 2015. The first two scenarios were equally weighted at 45% each and the final scenario was assigned a weighting of 10%. All scenarios were present valued using a risk-adjusted discount rate of 17%, and an average price of approximately US$103.00 per barrel through 2016-2021 escalated at an average of 2% per year thereafter (Level 3 fair value inputs). The calculation of the recoverable amount is sensitive to the discount rate and prices. A 2% increase in discount rate and 5% decrease in price each would increase the after-tax impairment charge by approximately $65 million.

The remaining carrying value of the company's net assets in Libya as at June 30, 2014 was approximately $300 million.

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013

Equity-settled plans	9	10	27	31

Cash-settled plans	227	47	328	67

	236	57	355	98

7. NORMAL COURSE ISSUER BID

On February 21, 2014, the company amended its Normal Course Issuer Bid that commenced on August 5, 2013 (the 2013 NCIB) to allow for an additional $1.0 billion worth of its common shares to be repurchased. Pursuant to the 2013 NCIB, Suncor is permitted to purchase for cancellation a total of approximately $2.8 billion worth of its common shares between August 5, 2013 and August 4, 2014. As at June 30, 2014, the company had repurchased a total of 41.3 million common shares for a total consideration of $1.5 billion.

In July 2014, the Toronto Stock Exchange (TSX) accepted a notice filed by the company of its intention to renew its normal course issuer bid (the 2014 NCIB) to continue to purchase shares under its previously announced buyback program, through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that the company may purchase for cancellation up to approximately $1.1 billion worth of its common shares beginning August 5, 2014 and ending August 4, 2015.

The following table summarizes the share repurchase activities during the period:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2014	2013	2014	2013

Share repurchase activities (thousands of common shares)
Shares repurchased	6 465	9 666	16 919	22 506

Amounts charged to

Share capital	85	127	222	295

Retained earnings	186	167	433	404

Share repurchase cost	271	294	655	699

SUNCOR ENERGY INC. 2014 SECOND QUARTER    51

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	Jun 30 2014	Dec 31 2013

Amounts charged to

Share capital	61	108

Retained earnings	149	198

Liability for share purchase commitment	210	306

8. FINANCING (INCOME) EXPENSES

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013

Interest on debt	179	172	362	349

Capitalized interest	(113)	(104)	(221)	(200)

Interest expense	66	68	141	149

Interest on pension and other post-retirement benefits	12	17	26	34

Accretion	51	50	102	98

Foreign exchange (gain) loss on U.S. dollar denominated debt	(326)	290	31	458

Foreign exchange and other	39	20	13	35

	(158)	445	313	774

9. INCOME TAXES

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR including tax, penalty and interest was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter.

The company has provided security to the CRA for $460 million (50% of the NOR amount).

The company also expects to receive NORs from certain provincial tax authorities related to this matter for approximately $280 million in the second half of 2014.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

52   SUNCOR ENERGY INC. 2014 SECOND QUARTER

 10. EARNINGS PER COMMON SHARE

	Three months ended June 30		Six months ended June 30
($ millions)	2014	2013	2014	2013

Net earnings	211	680	1 696	1 774

Dilutive impact of accounting for awards as equity-settled(1)	—	—	—	(10)

Net earnings – diluted	211	680	1 696	1 764

(millions of common shares)

Weighted average number of common shares	1 468	1 506	1 470	1 512

Dilutive securities:

Effect of share options	4	1	3	2

Weighted average number of diluted common shares	1 472	1 507	1 473	1 514

(dollars per common share)

Basic earnings per share	0.14	0.45	1.15	1.17

Diluted earnings per share	0.14	0.45	1.15	1.17

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the six months ended June 30, 2013.

11. FINANCIAL INSTRUMENTS

Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at June 30, 2014.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	314	35	—	349

Accounts payable	(384)	(47)	—	(431)

	(70)	(12)	—	(82)

During the second quarter of 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

At June 30, 2014, the carrying value of fixed-term debt accounted for using the amortized cost method was $9.6 billion (December 31, 2013 – $9.6 billion) and the fair value was $11.7 billion (December 31, 2013 – $11.2 billion). The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered Level 2 fair value inputs.

12. VOYAGEUR UPGRADER PROJECT

Effective March 27, 2013, the company acquired Total E&P's interest in Voyageur Upgrader Limited Partnership (VULP) for $515 million and gained full control over the partnership assets. The transaction was accounted for as a business combination.

As VULP was in the development stage and therefore had no revenues and the majority of costs were capitalized, no significant net earnings were generated.

SUNCOR ENERGY INC. 2014 SECOND QUARTER    53

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition are summarized below:

($ millions)

Total purchase price	515

Allocation of purchase price:

Property, plant and equipment	374

Deferred income taxes	312

Decommissioning and restoration provisions	(81)

Contracts and liabilities acquired	(90)

Net assets acquired	515

The fair value attributed to the property, plant and equipment acquired was based on an expected future cash flow approach for assets expected to be retained, with a risk-adjusted discount rate of 10%. For assets expected to be sold, the fair value was determined based on management's best estimate of the recoverable amount.

The fair value of the decommissioning and restoration provisions was determined based on management's best estimate of the costs to complete the reclamation activities, the timing of cash outflows, method of reclamation, the discount rate and management's anticipated use of the area in the future.

Following the acquisition, the company announced that it was not proceeding with the Voyageur upgrader project. The decision was a result of a joint strategic and economic review launched by the company and its co-owner, Total E&P, in response to a change in market conditions that challenged the economics of the project. As a result, a charge of $176 million was recorded to net earnings during the first quarter of 2013 related to not proceeding with the upgrading portion of the project. In the fourth quarter of 2013, an adjustment of $94 million was recorded to reduce the previously estimated costs, resulting in a net charge of $82 million for 2013.

13. SALE OF NATURAL GAS BUSINESS

During the third quarter of 2013, the company sold a significant portion of its natural gas business for $1.0 billion before closing adjustments and other closing costs. An after-tax gain of $130 million was recorded in the Exploration and Production segment upon closing of the sale.

14. COMMITMENTS

During the six months ended June 30, 2014, the company increased its commitments by approximately $1.1 billion in support of the company's market access strategy, activities to expand its storage and logistics network, and exploration drilling activities.

15. SUBSEQUENT EVENTS

On July 17, 2014, the company completed an acquisition of a sulphur extraction business for a purchase price of $120 million in its Refining and Marketing segment, subject to closing adjustments.

On July 30, 2014, the company's Board of Directors approved an increase to the company's quarterly dividend to $0.28 per common share beginning in the third quarter of 2014.

54   SUNCOR ENERGY INC. 2014 SECOND QUARTER

QuickLinks

  EXHIBIT 99.3
Unaudited Consolidated Financial Statements for the second quarter ended June 30, 2014
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SEGMENTED INFORMATION
4. OTHER INCOME
5. ASSET IMPAIRMENT
6. SHARE-BASED COMPENSATION
7. NORMAL COURSE ISSUER BID
8. FINANCING (INCOME) EXPENSES
9. INCOME TAXES
10. EARNINGS PER COMMON SHARE
11. FINANCIAL INSTRUMENTS
12. VOYAGEUR UPGRADER PROJECT
13. SALE OF NATURAL GAS BUSINESS
14. COMMITMENTS
15. SUBSEQUENT EVENTS